Exhibit 99.1

500.com Limited Announces Change of Board Composition

January 22, 2017

SHENZHEN, China, January 22, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that effective January 20, 2017, Mr. Man San Law, Chairman of the Board of Directors of 500.com and Mr. Weiguo Zhao, the chairman of Tsinghua Unigroup Co., Ltd. (“Tsinghua Unigroup”), have stepped down from the Board. Mr. Lian Qi has been appointed as a director and Chairman of the Board of Directors of the Company (the “Board”) and Mr. Bo Yu has been appointed as a director of the Board, both effective January 20, 2017. Mr. Qi will join the Compensation Committee and join and chair the Strategy Committee of the Board, and Mr. Yu will join and chair the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Effective January 20, 2017, Mr. Qian Sun has resigned from the Nominating and Corporate Governance Committee and will join the Strategy Committee, and Mr. Yu Wei has resigned from the Strategy Committee and will join the Nominating and Corporate Governance Committee.

Mr. Qi is the Co-President and a director of Tsinghua Unigroup and the Chairman of Unisplendour Technology (Holdings) Limited (365.HK). In addition, Mr. Qi served various positions within the Tsinghua Unigroup since 1992 and has accumulated substantial experiences in management, investment and strategic planning. Mr. Qi received a master’s degree in business administration from the Chinese University of Hong Kong in 2002, a master of science degree in engineering and a bachelor of science degree in engineering from Tsinghua University in 1992 and 1990, respectively.

Mr. Yu was the Company’s general counsel. Mr. Yu received a master’s degree in law from the University of Iowa, and a master’s degree in law and a bachelor’s degree in science from the University of Wuhan. Mr. Yu is admitted to the Bar of the State of Michigan.

“I would like to thank Man San and Weiguo for his invaluable service and contribution to the Company,” commented by Mr. Lian Qi, Chairman of the Board of Directors of 500.com. “We warmly welcome Bo to the Board. His extensive experience in legal affairs and compliance will certainly benefit the Company going forward.”

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.